ULTRAPETROL (BAHAMAS) LIMITED

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

			(Dollars in thousands)
	2010	2009	2008	2007	2006

Consolidated income (loss) before income tax and minority interest	1,958	(32,442)	61,026	13,929	8,899
Income (loss) from discontinued operations	(515)	(2,131)	(16,448)	(3,917)	5,647
Investment in affiliates	341	28	442	28	(588)
Interest expense continuing operations	24,732	23,533	24,393	20,069	18,171	(1)
Amortization of capitalized interest
Amortization of debt issue costs	1,193	715	735	371	750
Interest expense discontinued operations	5	10	212	(262)	104
Earnings	27,714	(10,287)	70,360	30,218	32,983

Interest expenses continuing operations	24,732	23,533	24,393	20,069	18,171
Interest expenses discontinued operations	5	10	212	(262)	104
Amortization of debt issue	1,193	715	735	371	750
Capitalized Interest	1,010	2,354	3,230	2,403	2,299
Fixed charges	26,940	26,612	28,570	22,581	21,324
Ratio of earnings to fixed charges	1.0	- (2)	2.5	1.3	1.5

Dollar amount of deficiency in earnings to fixed charged		36,899 (2)

(1) The interest expenses amounts presented in this exhibit do not include the results on extinguishment of debt amounting $(1,411) for the year ended December 31, 2006.

(2) In this fiscal year the earnings were inadequate to cover fixed charges.

SK 02351 0010 1179576